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                                                               Exhibit 99(a)(7)

EXEL Limited to Acquire GCR Holdings Limited

Hamilton, Bermuda, May 8 - -  EXEL LIMITED  (NYSE:XL) ("EXEL") and
GCR HOLDINGS LIMITED (Nasdaq:GCREF) ("GCR") announced today that EXEL has signed a definitive agreement with GCR to acquire all of the outstanding shares of GCR.

Under the terms of the agreement, EXEL will pay GCR shareholders $27.00 per share in cash, or a total of $637 million, for the approximately 23.6 million outstanding shares of GCR which it does not already own. EXEL currently owns
1.2 million shares, or 4.9 percent, of GCR's 24.8 million shares outstanding. EXEL will commence a cash tender offer for all of GCR's shares no later than May 14, 1997. The tender offer will be subject to several conditions, including the tender and non-withdrawal of at least 75 percent of GCR's shares, and various regulatory approvals. The boards of directors of both companies have unanimously approved the acquisition.

GCR, which is headquartered in Bermuda, was established in 1993 and provides property catastrophe, property risk excess-of-loss, property pro rata, marine, energy, satellite and financial products reinsurance to insurers on a worldwide basis through its principal wholly owned subsidiary, Global Capital Reinsurance Limited.

For the six months ended March 31, 1997, GCR had gross premiums written of $70.1 million. At march 31, 1997, GCR's total assets were $532.9 million and shareholders' equity was $426.3 million. Book value per share at March 31, 1997 was $17.21.

"GCR has established itself as a leading reinsurer with a disciplined approach to underwriting," stated Brian M. O'Hara, president and chief executive officer of EXEL Limited. "GCR's philosophy to underwrite for a profit rather than premium volume matches our own. The combination of GCR's relatively short tailed lines of business and EXEL's predominately longer tailed liability book provides the combined organization with further spread of risk and diversification. Additionally, the amalgamation of the two companies should be accretive to 1997 earnings and result in increased shareholder value."

Lawrence S. Doyle, president and chief executive officer of GCR Holdings Limited, noted, "I am delighted that our organization will become part of EXEL. The combined resources of the two companies will be able to offer a significantly wider array of products and services to our customers than either organization could on its own. Our shareholders should be pleased with the total return that we have created for them over the relatively short period since GCR has been in business."

Upon completion of the transaction, it is expected that Mr. Doyle will become an executive vice president of EXEL and serve as president and chief operating officer of GCR. Mr. O'Hara will assume the titles of chairman and chief executive officer of GCR.

Donaldson, Lufkin & Jenrette Securities Corporation has acted as financial advisor to EXEL in connection with the acquisition and Goldman, Sachs & Co. has acted for GCR.

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EXEL Limited, through X.L. Insurance Company, Ltd., X.L. Europe Insurance and
X.L. Reinsurance Company, Ltd., is a leading provider of general liability, directors and officers liability, employment practices and professional liability, excess property insurance and reinsurance coverages to industrial, commercial and professional service firms, insurance organizations and other enterprises on a worldwide basis.